WNC CALIFORNIA HOUSING TAX CREDITS III, L.P.

(the “Registrant”)

17782 Sky Park Circle

Irvine, California 92614

(714) 662-5565, Extension 600

March 6, 2015

Dear Holders of Units of Limited Partnership Interest (“Limited Partners”):

Previously, we sent you a Consent Solicitation Statement regarding the Registrant dated January 2, 2014. The proposal described in the Consent Solicitation Statement was approved by a majority-in-interest of the Limited Partners, effective on February 20, 2014. A letter dated May 6, 2014 also was sent to you. This letter describes certain developments occurring since then.

The Consent Solicitation Statement addressed the sale of the CV Roseville LP Interest, the last remaining asset of the Registrant. CV Roseville is a limited partnership comprised of Project GO as the general partner, and the Registrant as the limited partner. There is an ongoing court action among the partners and others.

As described in the Consent Solicitation Statement (see “SPECIAL FACTORS - Alternatives”), the sale of the CV Roseville LP Interest is contingent, in part, on the results of that lawsuit. At present, there is continued uncertainty regarding the manner in which the lawsuit will be resolved. Consequently, there is uncertainty regarding the timing of any disposition of the Registrant’s last remaining asset, and the form the transaction will take.

The lawsuit was commenced by the Registrant and other plaintiffs. Project GO filed a motion to purchase the CV Roseville LP Interest pursuant to California Corporations Code Section 15908.02, as described in the Consent Solicitation Statement. Under this provision of California law, when one partner sues for dissolution, the other may seek a court order enabling the defendant to purchase the interest of the plaintiff at fair market value as determined by appraisal. Project GO’s motion to pursue this remedy was approved by court order. Project GO posted a bond with the court. From names provided by the litigants, the court appointed appraisers, and charged the appraisers with determining a fair market value for the CV Roseville LP Interest.

The provisions of California Corporations Code Section 15908.02(d), (e) and (f) provide as follows:

(d) The court shall appoint three disinterested appraisers to appraise the fair market value of the partnership interests owned by the moving parties, and shall make an order referring the matter to the appraisers so appointed for the purpose of ascertaining that value. The order shall prescribe the time and manner of producing evidence, if evidence is required. The award of the appraisers or a majority of them, when confirmed by the court, shall be final and conclusive upon all parties. The court shall enter a decree that shall provide in the alternative for winding up and dissolution of the limited partnership unless payment is made for the partnership interests within the time specified by the decree. If the purchasing parties do not make payment for the partnership interests within the time specified, judgment shall be entered against them and the surety or sureties on the bond for the amount of the expenses, including attorneys’ fees, of the moving parties. Any member aggrieved by the action of the court may appeal therefrom.

(e) If the purchasing parties desire to prevent the winding up and dissolution of the limited partnership, they shall pay to the moving parties the value of their partnership interests ascertained and decreed within the time specified pursuant to this section, or, in the case of an appeal, as fixed on appeal. On receiving that payment or the tender thereof, the moving parties shall transfer their partnership interests to the purchasing parties.

(f) For the purposes of this section, the valuation date shall be the date upon which the action for judicial dissolution was commenced. However, the court may, upon the hearing of a motion by any party, and for good cause shown, designate some other date as the valuation date.

The appointed appraisers have issued a report to the court. The following is excerpted from the initial pages to the report:

“As explained in more detail in our report, based on our review of documents furnished and communications with legal counsel representing both parties in this matter, we have identified two legal issues that affect the value of the 99.0 percent interest of the limited partner (the “99% LP Interest”). Legal counsel for each of the parties has presented alternative legal theories regarding how the two issues should be considered. These two issues are:

1.	Given the facts and circumstances at the date of value, did the limited partner have the right to dissolve the partnership under Section 15.1 of the Amended and Restated Partnership Agreement dated December 27, 1993?

2.	Should the value of the limited partner’s interest be adjusted by legal fees or other expenses expected to be incurred by CVR and, possibly, the legal fees expected to be incurred by the general partner in connection with the complaint filed by WNC on September 3, 2013? (We note that this would be the expected expenses as of the valuation date of September 3, 2013.)

With regard to the first issue, we have provided you with two values for the limited partner’s 99.0 percent interest. Each value assumes a different answer to the question of dissolution ability as of the date of value. After much discussion amongst the appraisers as well as discussions and written submissions by counsel, we decided to provide you with the ability to decide this matter, as a legal conclusion, and use the value appropriate to your conclusion.

With regard to the second issue, we have not estimated the impact on value, if any, as of September 3, 2013, related to this pending litigation. The impact on value, if any, could result from financial awards, diversion of management time and/or legal cost. We note that courts routinely award legal fees and related expenses and, in this instance, we concluded that we could add no benefit in estimating these potential expenses (as of the valuation date) nor did we think it necessary for us to provide a legal conclusion of liability on this issue. It is our thinking that you will decide on this matter and award the amount for expenses (related to the litigation) as you consider appropriate. Should the Court provide direction to the appraisers to consider certain costs, we will consider such information and amend this report as necessary.

NOTE: If our assessment and treatment of these two issues requires consideration of alternative or additional information based upon rulings by the Court, we can consider such information and revise our opinions accordingly.

Based upon our analysis, we estimate the fair market value under California Corporations Code §15908.02 and the Court Order dated December 30, 2013, of Plaintiff’s 99.0 percent limited partner interest in Colonial Village Roseville, LP, as of September 3, 2013, exclusive of any derivative assets or contingent liabilities associated with reimbursement of expenses incurred in the litigation of this matter, is either:

●	$1,607,000 under the extraordinary assumption that the limited partner has the right to dissolve the partnership under Section 15.1 of the Amended and Restated Partnership Agreement dated December 27, 1993.
or
●	$463,000 under the extraordinary assumption that the limited partner does not have the right to dissolve the partnership under Section 15.1 of the Amended and Restated Partnership Agreement dated December 27, 1993, given the facts and circumstances of the partnership as of the date of value.

The Registrant and the other plaintiffs have filed a response to the appraisers’ report including a request that the Court issue an order and decree confirming the report and providing that, in the alternative for winding up and dissolution of the limited partnerships, Project GO must make payment for the partnership interests based on the limited partner’s right to dissolve the partnership under Section 15.1 of the Amended and Restated Partnership Agreement dated December 27, 1993 within 30 days of the Court’s issuance of the order and decree, and, if Project GO does not make payment for the partnership interests within the time specified, judgment shall be entered against Project GO and the surety or sureties on the bond for the amount of the plaintiffs’ expenses, including attorneys’ fees and costs.

Project GO has filed objections to the appraisers’ report and has requested a further report and related relief.

In light of the foregoing, the following alternative courses of action could result. The Registrant has been informed by counsel that these are the most likely alternatives. The actual result will depend on the court and on actions taken by Project GO and the Registrant as the court action progresses.

●	The court confirms a value in either the current appraisers’ report or a revised appraisers’ report ordered by the court. Thereafter, Project GO purchases the Registrant’s CV Roseville LP Interest for its appraised value established by court order. The Registrant receives the purchase price, pays its then current obligations, and distributes the balance, if any, to the Limited Partners. There is no way of knowing at this time what the court-ordered appraised value will be and, therefore, no way of knowing if all the Registrant’s obligations will be paid from the sale or if any distributions will be made to the Limited Partners.

●

The court confirms a value in either the current appraisers’ report or a revised appraisers’ report ordered by the court. Thereafter, Project GO does not purchase the interest of the Registrant within the time period ordered by the court. Funds from the bond are paid to the plaintiffs to cover all or part of their legal costs. The court enters an order requiring the dissolution of CV Roseville. CV Roseville winds up its affairs under California law by selling its apartment complex. The proceeds from the sale are used to pay CV Roseville obligations, and the balance is distributed between Project GO and the Registrant in accordance with the terms of the CV Roseville limited partnership agreement. The amount received by the Registrant, if any, is used to pay the Registrant’s obligations, and the Registrant distributes the balance, if any, to the Limited Partners. There is no way of knowing what the sale price will be and, therefore, no way of knowing if all of CV Roseville’s and the Registrant’s obligations will be paid from the sale or if any distributions will be made to the Limited Partners. Also, Project GO remains as the general partner of CV Roseville and, as such, is likely to control the winding up process. The Registrant might have to pursue further legal action to cause CV Roseville to pursue the winding up process.

●	At any time in the process, the court action is resolved by settlement. The CV Roseville Interest might then be purchased by an affiliated purchaser as described in the Consent Solicitation Statement.

Accordingly, we reiterate that the ultimate resolution is at present uncertain, and the resolution may be some time in coming. No estimate of a timetable can be provided at this time.

The court’s order does not address the causes of action included in the Registrant’s complaint filed against Project GO and not related to the dissolution, including those for breach of fiduciary duty and intentional interference with economic advantage. Project GO has filed a motion to have those causes of action dismissed. Final court action is pending.

Sincerely,

WNC California Tax Credit Partners III, L.P.,

General Partner